Exhibit 99.1.1

Response Biomedical Corporation Receives SFDA Registration of RAMP® 200

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 28, 2011--Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has received product registration from China’s State Food & Drug Administration (SFDA) to sell the RAMP® 200 Reader in the Chinese market. O&D Biotech China Co. Ltd., Company’s distributor in China, assisted in the registration application.

“Today’s announcement speaks to our strong ability to commercialize leading diagnostic products in the Chinese market,” said S. Wayne Kay, Chief Executive Officer. “This is a pivotal step forward in increasing our market penetration in this region and we are excited about the growth potential for RAMP® 200 in China. The market potential for our diagnostic products in China is rapidly expanding and we believe we have the necessary resources and partnerships in place to meet the growing market demand for RAMP® 200 and our cardiac diagnostic tests. Response is in a fantastic position to expand our presence in China. We currently have in place distribution agreements supporting our product representation in China for the next two years. We are most appreciative of the continued support of our Chinese partners to realize this expected growth.”

It was estimated that China spent $120 billion in 2010 to establish universal healthcare coverage and the country is expected to build 400 new hospitals per year for the next ten years. The market for IVD products in China is estimated to be approximately $2 billion per year and should show growth of 15-20% per year for the next five years. By 2015, or earlier, China is expected to be the third largest consumer of in vitro diagnostic products.

RAMP® 200

The RAMP® 200 Reader has innovative design features, including the multi-port capability to run 18 tests per hour on one module and up to 36 tests per hour, using three modules. This allows tests to be run on multiple patients simultaneously or multiple assays to be run for one patient. The RAMP® enabling platform is PC-based, allowing for easy software upgrades and includes data management and interface options unique to this platform.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners, Roche and Shionogi and through select international distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485:2003 and ISO 9001:2008.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

CONTACT:
Response Biomedical Corporation
Patricia Massitti, Sr. Director Administration and Corporate Communications
Tel (604) 456-6010
Email: pmassitti@responsebio.com